June 14, 2022

VIA EDGAR CORRESP

Jennie Beysolow

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambow Education Holding Ltd. Registration Statement on Form F-3 Filed May 12, 2022 File No. 333-264878

Dear Ms. Beysolow:

On behalf of Ambow Education Holding Ltd., a Cayman Islands company (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of May 25, 2022 with respect to the Registration Statement on Form F-3 (the “F-3”) filed on May 12, 2022 by the Company (File No.: 333-264878). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Form F-3 (the “Amended F-3”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form F-3 filed May 12, 2022

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

RESPONSE: The Company has made the foregoing requested disclosures on the cover page. A cross-reference to a detailed discussion of risks facing the Company and the offering as a result of this structure has been included.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Where you discuss the HFCAA, please also discuss the potential impact of the Accelerating HFCAA, should it be enacted. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

RESPONSE: The Company has made all of the foregoing requested disclosures on the cover page and disclosed how recent statements and regulatory actions by China’s government, such as those related to the use of VIEs and data security or anti-monopoly concerns, have or may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. The Company’s auditor is not subject to the determinations announced by the PCAOB and at this time neither the HFCAA or the Accelerating HFCAA will have an impact on the Company.

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

RESPONSE: The Company has made the foregoing clarifications and clearly disclosed that the investors are purchasing an interest in the Company, which is a Cayman Islands holding company and not directly into the VIEs.

4.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule sought below and the consolidated financial statements.

RESPONSE: The Company has provided a description of how cash is transferred through the organization, which includes disclosure that it does not, at this time, intend to distribute earnings or settle amounts owed under the VIE agreements. The Company has included a cross-reference to the condensed consolidating schedule in the disclosures for ease of review.

5.	Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

RESPONSE: The Company has disclosed the limitations on the ability to transfer cash and has provided a cross-reference to the discussion of this issue in the prospectus.

6.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred.

RESPONSE: The Company has disclosed on the cover page and in the prospectus summary that the transfers of funds are contractual in nature. To date, there have been no such transfers and there are no cash management policies currently in effect.

Prospectus Summary, page 1

7.	We note on page 2 your disclosure of a diagram of your corporate structure, identifying the entities that are equity investments and those “controlled by contractual arrangements.” Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

RESPONSE: The Company has made the requested disclosures in the prospectus summary of the Amended F-3.

8.	We note your disclosure on page 2 of a diagram of your corporate structure which indicates that the Cayman Islands holding company "controls" the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE). However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, here and elsewhere in your prospectus, particularly in your revisions in response to our comments, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

RESPONSE: The Company has revised the disclosures in the Amended F-3 to remove any implications that the contractual agreements are equivalent to equity ownership in the VIEs. The company has also disclosed that is the primary beneficiary of the VIE for accounting purposes and that the VIE agreements have not been tested in a court of law.

9.	Please revise to include a summary of risk factors section and disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to a more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: The Company has revised the Amended F-3 to include a summary of the risk factors section included in the prospectus, including a summary of each risk included in the foregoing comment.

10.	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Provide the basis upon which you made these determinations.

RESPONSE: The Company has described the licenses and certificates that we, our WOFEs, VIEs and their subsidiaries are required to obtain to operate our business and all our VIEs and their respective subsidiaries hold requisite licenses and certificates on page 18 in the Amended F-3; disclosed that to date, we have not received any disapprovals or denies from any PRC regulatory authorities regarding the VIE arrangments on page 18, 19 and 20; disclosed that to date, none of us, our subsidiaries and WOFEs, VIEs and their subsidiaries has received any filing or compliance requirements from CSRC for the listing of Ambow at NYSE American and all of its overseas offerings on page 21 and 23; disclosed that to date, we have not received any notice from any authorities identifying us as a CIIO or requiring us to go through cybersecurity review or network data security review by the CAC and have not been required to obtain any approvals or permits from CAC on page 23. The Company also has described the consequences if we, our subsidiaries, or the VIEs (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future on page 18, 19, 20, 21 and 23.

11.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

RESPONSE: The Company has included the requested disclosures from pages 5 to 8 in the Amended F-3.

12.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to settle amounts owed under the contractual agreements, including those made through a VIE. Quantify any cash flows and transfers of other assets by type that have occurred between the shell company, the entities in which you have contractual agreements, or a consolidated VIE, and direction of transfer. Quantify any distributions that the entities in which you have contractual agreements, or a consolidated VIE, have made to the shell company and which entity made such transfer, and their tax consequences. Your disclosure should make clear if no transfers or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including the entities in which you have contractual agreements, and/or a consolidated VIE, to the parent company and U.S. investors as well as the ability to settle amounts owed under the contractual or VIE agreements.

RESPONSE: The Company has provided a description on page 9 of how cash is transferred through the organization, which includes disclosure that it does not, at this time, intend to distribute earnings or settle amounts owed under the VIE agreements and that there have been no transfers or distributions to date. The Company has also included disclosure on restrictions on foreign exchange and limitations on the ability to distribute earnings.

13.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

RESPONSE: The Company has provided the requested disclosure on the cover page, page 10 and 25 of the Amended F-3.

Risk Factors, page 4

14.	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

RESPONSE: The Company has revised the cover page and its risk factors on page 17 and 18 of the Amended F-3 as requested.

15.	Please expand your risk factors to disclose the risk that the your ADSs or Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to adequately inspect audit documentation located in China and that the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. Acknowledge that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

RESPONSE: The Company has expanded its risk factors as requested on page 25 of the Amended F-3.

16.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: The Company has revised its risk factors as requested on page 22 of the Amended F-3.

17.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Please also update your disclosure to clarify whether you are subject to the cybersecurity regulations that went into effect on February 15 requiring internet companies holding the data of more than 1 million users to undergo a network security review before listing overseas. Provide the basis upon which you made these determinations.

RESPONSE: The Company has added disclosure on page 23 of the Amended F-3 to explain the impact of the CAC on its business and the offering and included disclosure that the cybersecurity regulations that went into effect on February 15, 2022 will not affect the Company.

General

18.	Please revise to discuss the recent statements and regulatory actions by China's government, such as those related to the regulation of private schools, tutoring institutions and for-profit tutoring, and explain how they have any material impact on your ability to conduct business or on your financial performance. To the extent that you believe such regulations do not apply to any of the services you offer, please disclose this and explain the basis for your belief. Please also revise to disclose the impact of such statements and regulatory actions on your partnership with Bay State College and New School of Architecture and Design in the U.S, and how the impact on these schools has or will affect your financial condition and results of operations.

RESPONSE: The Company has revised the Amended F-3 as requested and has included disclosure on page 10, 11 and 24 of the impact of such recent statements and regulations on its businesses.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel Mitchell S. Nussbaum, Partner at Loeb & Loeb LLP, at 212-407-4159 or mnussbaum@loeb.com.

Sincerely,

Ambow Education Holding Ltd.

/s/ Kia Jing Tang
Chief Financial Officer

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